UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-15467

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vectren Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

Note: The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Investment Committee
Vectren Corporation Retirement Savings Plan
Evansville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan (Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Evansville, Indiana
June 27, 2016

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ In Thousands)

	At December 31,
	2015	2014

ASSETS
Cash	$—	$128

Investments, at fair value
Mutual funds	185,010	184,885
Vectren Corporation Common Stock	28,079	31,299
Common trust funds	35,625	34,214

Total investments	$248,714	$250,398

Notes receivable from participants	4,363	4,349

Net assets available for benefits	$253,077	$254,875

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ in Thousands)

For the Year Ended December 31, 2015

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Dividend, interest, and other income	$12,475
Net depreciation in fair value of investments	(13,409)
Total investment loss	(934)

Interest income on notes receivable from participants	182
Contributions:
Employee	11,912
Employer	6,478
Total contributions	18,390

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(19,316)
Administrative expenses	(120)

Total deductions	(19,436)

Net decrease	(1,798)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	254,875

End of year	$253,077

The accompanying notes are an integral part of these financial statements.

Vectren Corporation Retirement Savings Plan
Notes to Financial Statements

Note 1.    Plan Description

A.	General
The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana.  An Investment Committee has been appointed by the Company's Board of Directors to administer the Plan.  The following description of the Plan provides only general information.  Vectren's corporate and utility employees participate in the Plan. Participants should refer to the Summary Plan Description and/or Plan document, which was most recently amended December 19, 2014, for a more complete description of the Plan provisions. The most recent amendment did not materially impact the Plan's net assets available for benefits, changes in net assets available for benefits, or material provisions of the Plan.

B.	Participation
Employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan.  Employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Period Service, as defined in the Plan document. For bargaining unit employees, some negotiated collective bargaining agreements have an eligible participation date that is six (6) months following the date on which the employee meets the requirements described above.

C.	Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.	Contributions and Vesting
Contributions are subject to limitations as defined in the Internal Revenue Code (IRC) and are currently invested in 1 percent increments in Vectren Corporation Common Stock, two common trust funds, and twenty-four mutual funds, as directed by participants.  Plan participants may elect to contribute from 1 percent to 50 percent in whole percentages, of their eligible compensation, as defined in the Plan document.  Employees who become eligible to participate in the Plan subsequent to December 1, 2004, automatically have 3 percent of their eligible compensation contributed to the Plan. The automatic deferral feature for certain participants also provides for an annual increase in the percentage deferred and is ultimately capped at 10 percent.  Such contributions are invested in fund options that consider the participants' estimated retirement date.  The participant can elect any other contribution percentage, including zero percent, and any other investment option. Additionally, bargaining unit participants may contribute more than 50 percent of any performance pay earned by the employee.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants are vested immediately in their contributions plus actual earnings thereon. All participants vest ratably in the Company's contribution portion of their account in 20 percent increments over five years.

Generally, for employees with a hire date prior to January 1, 2013 the Company is required to match 50 percent of the first 6 percent of eligible compensation contributed by all non-bargaining unit employees.  Most participants also receive an additional 3 percent contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000, declined the additional 3 percent contribution in lieu of rights available under other qualified retirement plans.

In accordance with the Plan document, beginning January 1, 2013, the Company matches 50 percent of the first 8 percent of eligible compensation contributed by all non-bargaining unit employees with a hire date effective after January 1, 2013. Most participants will also receive an additional 4 percent contribution on eligible compensation.

For bargaining unit employees, the Company's matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50 percent of the first 5 percent or 6 percent of eligible compensation.  The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,300 per year.  Additionally, the Company will contribute an annual contribution for employees covered under the UWUA according to an agreed upon schedule as defined in the Plan document.

The Plan restricts participants' investment in Vectren Corporation Common Stock. The Plan allows no more than 10 percent of a participant's contributions to be contributed to the Vectren Corporation Common Stock. In addition, if a participant's account has a 10 percent or greater investment in the Vectren Corporation Common Stock, the participants cannot make asset transfers into this fund until that portion of his/her balance is less than 10 percent of the total.

E.	Payment of Benefits
Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000.  If benefits are less than $5,000, participants can either receive a lump sum distribution or roll funds over into an Individual Retirement Account or other qualified plan.  Also, if a lump sum distribution is received, the participants or beneficiary may elect to receive his/her existing investments in Vectren Corporation Common Stock in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments.  If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary.  If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

Once a participant reaches age 59-1/2 and has completed 5 years of service, the participant can withdraw the partial or full value of his/her account at any time without penalty. Prior to age 59-1/2, a participant can withdraw participant contributions and employer matching and discretionary contributions if the participant satisfies certain hardship requirements as defined in the Plan.  The benefits paid are limited to the amount necessary to satisfy the immediate financial need of the participant and are only available after the participant has obtained all other distributions and loans available under the Plan. After a hardship withdrawal is processed, the participant is suspended from making salary reduction contributions for a period of six consecutive months beginning the date the funds were distributed.

F.	Notes Receivable from Participants
Participants may borrow up to 50 percent of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000.  Loans bear interest at a fixed rate of the Prime rate plus 1 percent as determined by the Plan and are collateralized by the participant's remaining balance in his/her account.  The loan repayment period cannot be less than 1 year or greater than 5 years, except when the loan proceeds were used to acquire a participant's principal residence.  Approved loans are charged a $50 fee which is deducted from the participant's account and is paid to the Trustee. A participant may have no more than one active loan outstanding.  Loan payments, both principal and interest, are made ratably though bi-weekly payroll deductions.

G.	Forfeited Accounts and Excess Contributions
At December 31, 2015 and 2014, the amount of forfeited non-vested accounts and the amount of such accounts utilized to reduce employer contributions during 2015 were not significant. Contributions made to the Plan by and for the benefit of highly compensated employees may be returned to them if the Plan fails discrimination testing.

H.	Plan Termination
While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon partial or total termination of the Plan, the participants would become fully vested in their employer contributions.

I.	Voting Rights of Vectren Corporation Common Stock Participants
Each participant who has an account balance in Vectren Corporation Common Stock is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in Vectren Corporation Common Stock.

J.	Vectren Corporation Common Stock Source of Funding
While the Company has the option to issue new shares to plan participants, the Plan met participant share requirements through open market purchases during the year presented.

Note 2.    Summary of Significant Accounting Policies

A.	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

B.	Subsequent Events
The Plan has evaluated subsequent events through the date and time the financial statements were issued.

C.	Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

D.	Payment of Benefits
Benefits are recorded when paid.

E.	Administrative Expenses
The Plan allows administrative expenses to be paid either by the Plan or the Company, at the discretion of the Company. During the year ended 2015, administrative expenses paid by the Plan were approximately $120,000.

F.	Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan's investments are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

G.	Investment Valuation
The Plan provides for various investment options in investment securities.  The Plan reports these securities at fair value. Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial Accounting Standards Board (FASB) guidance provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include
 - quoted prices for similar assets or liabilities in active markets;
 - quoted prices for identical or similar assets or liabilities in inactive markets;
 - inputs other than quoted prices that are observable for the asset or liability;
 - inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in methodologies used at December 31, 2015 and 2014. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. The methods used to estimate fair value are described in Note 3.

H.	Notes Receivable from Participants
Notes receivable from participants are presented at their amortized cost plus accrued but unpaid interest. All participant loans mature by the end of 2040, have interest rates ranging from 4.25 percent to 9.50 percent, and are collateralized by vested account balances of borrowing participants. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Note 3.    Fair Value Measurements

The following tables set forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

($ in thousands)	2015
	Level 1	Level 2	Level 3	Total
Vectren Corp Common Stock	$28,079	$—	$—	$28,079
Mutual Funds	185,010	—	—	185,010
Investments measured at net asset value (a)	—	—	—	35,625
Total investments measured at fair value	$213,089	$—	$—	$248,714

($ in thousands)	2014
	Level 1	Level 2	Level 3	Total
Vectren Corp Common Stock	$31,299	—	—	$31,299
Mutual Funds	184,885	—	—	184,885
Investments measured at net asset value (a)	—	—	—	34,214
Total investments measured at fair value	$216,184	$—	—	$250,398

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share, or its equivalent, have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Plan uses the following methods to estimate the fair value of its investments.

Mutual Funds and Vectren Corporation Common Stock
Shares of mutual funds are valued at the daily closing price as reported by the fund. The fair values of shares of Vectren Corporation Common Stock are derived from the closing price reported on the New York Stock Exchange.

Common Trust Funds
The Plan invests in two common trust funds. These investments are similar to mutual funds in that they are created by pooling of funds from investors into a common trust and such funds are managed by a third party investment manager.  These trust funds typically give investors a wider range of investment options through this pooling of funds than that generally available to investors on an individual basis.  However, unlike mutual funds, these trusts are not publicly traded in an active market; therefore, their fair value is not considered readily determinable.  The funds are valued at the net asset value (NAV) of the underlying units. The net asset value is used as a practical expedient to estimate fair value. In relation to these investments, the Plan has no unfunded commitments. Also, the Plan, along with its participants, can exchange shares with minimal restrictions and can do so daily. However, in the event of a complete withdrawal by the Plan from its common trust fund investments, trustees may exercise certain rights that would preclude complete withdrawal for a period of up to 12 months.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments and the redemption notice period is applicable only to the Plan.

($ in thousands)	2015
	Fair value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value fund	$26,192	n/a	Daily	12 months
US equity fund	$9,433	n/a	Daily	12 months

($ in thousands)	2014
	Fair value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value fund	$25,226	n/a	Daily	12 months
US equity fund	$8,988	n/a	Daily	12 months

Changes in Fair Value Levels
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investment for one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. For the year ended December 31, 2015, there were no transfers in or out of Levels 1, 2, or 3.

Note 4.    Party-in-Interest Transactions

The Plan invests in shares of mutual funds and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to T. Rowe Price (the Trustee) amounted to $8,800 for the year ended December 31, 2015. Substantially all of these fees are loan origination fees paid by Plan participants to T. Rowe Price. Payments of approximately $84,000 were made to Oxford Financial Group, Ltd., for investment advice. Additional administrative fees of $27,100 were paid to other parties-in-interest, of which no amount paid to a single party was material. The Plan also invests in shares of common stock of the Plan's sponsor, Vectren.

Additionally, Vectren performs certain services at no cost to the Plan and pays certain other general and administrative fees for the benefit of the Plan.

Note 5.    Tax Status

The Company received its last determination letter on January 31, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the 2013 determination letter. In the opinion of the Investment Committee, the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Note 6.    Reconciliation between Financial Statements and Form 5500

A reconciliation of net assets available-for-benefits per the financial statements at December 31, 2015 and 2014, to Form 5500 follows:

($ in thousands)	2015	2014

Net assets available for benefits per the financial statements	$253,077	$254,875
Differences In:
Investments at fair value	4,363	4,349
Notes receivable from participants	(4,363)	(4,349)
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	—	371

Net assets available for benefits per the Form 5500	$253,077	$255,246

A reconciliation of net investment income per the financial statements for the year ended December 31, 2015 to Form 5500 follows:

($ in thousands)	2015

Total investment income	$(934)

Interest income on notes receivable from participants	182

Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	(371)

Total investment income per the Form 5500	$(1,123)

Note 7.    Changes in Accounting Principles

In 2015, the Plan changed its method of accounting for investments in fully benefit responsive investment contracts by adopting the provisions of Accounting Standards Update (ASU) 2015-12, Plan Accounting (Topics 960 and 962): (Part I) Fully Benefit-Responsive Investment Contracts. ASU 2015-12 designates contract value as the only required measure for fully benefit-responsive investment contracts. The effect of the adoption of this ASU is to eliminate the requirement to measure fair value of investments in fully benefit responsive contracts and thus eliminates the reconciliation from fair value to contract value on the statement of net assets.  This change was applied retrospectively to all periods presented.

In 2015, the Plan changed its accounting policy on Plan accounting disclosures by adopting the provisions of ASU 2015-12, Plan Accounting (Topics 960 and 962): (Part II) Plan Investment Disclosures.  The accounting policy change provided for in ASU 2015-12 changes the Plan’s disclosure requirements to eliminate and modify certain investment-related disclosures.  This change was applied retrospectively to all periods presented.

In 2015, the Plan changed its accounting policy on Plan accounting disclosures and presentation for fair value investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820 by adopting the provisions of ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). In accordance with this guidance, investments measured at net asset value per share as a practical expedient are not categorized within in the fair value hierarchy.  This change was applied retrospectively to all periods presented.

SCHEDULE H
VECTREN CORPORATION RETIREMENT SAVINGS PLAN EIN (35-2086905)
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vectren Corporation	Common Stock Fund (VVC; 661,936 shares)	N/A	$28,079,309
*	T. Rowe Price	Stable Value Common Trust Fund (26,191,761 shares)	N/A	26,191,761
*	T. Rowe Price	Equity Index Trust Fund (130,522 shares)	N/A	9,432,846
*	T. Rowe Price	Balance Fund (RPBAX; 627,180 shares)	N/A	13,459,280
*	T. Rowe Price	Growth Stock Fund (PRGFX; 510,118 shares)	N/A	27,372,937
*	T. Rowe Price	Retirement 2005 Fund (TRRFX; 32,575 shares)	N/A	404,913
*	T. Rowe Price	Retirement 2010 Fund (TRRAX; 111,344 shares)	N/A	1,879,483
*	T. Rowe Price	Retirement 2015 Fund (TRRGX; 331,819 shares)	N/A	4,539,281
*	T. Rowe Price	Retirement 2020 Fund (TRRBX; 816,291 shares)	N/A	16,072,771
*	T. Rowe Price	Retirement 2025 Fund (TRRHX; 1,131,159 shares)	N/A	16,910,829
*	T. Rowe Price	Retirement 2030 Fund (TRRCX; 536,154 shares)	N/A	11,693,522
*	T. Rowe Price	Retirement 2035 Fund (TRRJX; 516,658 shares)	N/A	8,158,033
*	T. Rowe Price	Retirement 2040 Fund (TRRDX; 496,551 shares)	N/A	11,212,112
*	T. Rowe Price	Retirement 2045 Fund (TRRKX; 681,361 shares)	N/A	10,329,439
*	T. Rowe Price	Retirement 2050 Fund (TRRMX; 211,091 shares)	N/A	2,689,296
*	T. Rowe Price	Retirement 2055 Fund (TRRNX; 92,878 shares)	N/A	1,180,480
*	T. Rowe Price	Retirement Income Fund (TRRIX; 68,470 shares)	N/A	975,017
*	T. Rowe Price	Real Estate Fund (TRREX; 74,507 shares)	N/A	2,048,197
	Wells Fargo	Mid Cap Growth Fund (WFDSX; 325,416 shares)	N/A	9,746,224
	Dreyfus/The Boston Co.	Small Cap Value Fund (STSVX; 340,222 shares)	N/A	7,018,770
	William Blair	International Growth Fund (BIGIX; 198,952 shares)	N/A	5,075,273
	Dodge & Cox	International Stock Fund (DODFX; 141,868 shares)	N/A	5,175,352
	Vanguard	Inflation-Protected Securities Adm (VAIPX; 54,607 shares)	N/A	1,376,647
	Hennessy	Gas Utility Index Fund (GASFX; 89,343 shares)	N/A	2,171,930
	Metropolitan West	Total Return Bond Fund (MWTIX; 995,774 shares)	N/A	10,575,124
	American Beacon	Large Cap Value Fund (AADEX; 600,972 shares)	N/A	14,699,772
*	T. Rowe Price	Summit Cash Reserve Fund (TSCXX; 245,677 shares)	N/A	245,677
*	Participants	Loans, interest rates from 4.25% to 9.50%,
		with maturity of 1 to 25 years	N/A	4,362,785
				$253,077,060

* Represents a party-in-interest to the Plan.
N/A - Not applicable, participant directed plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN

June 27, 2016	/s/ M. Naveed Mughal
M. Naveed Mughal, Treasurer and Vice President - Investor Relations of Vectren Corporation and Chairman of the Vectren Corporation Investment Committee

Vectren Corporation Retirement Savings Plan
2015 Form 11-K
Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm